U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                 Commission File
                                 Number 333-33639
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ]Form 10-K and Form 10-KSB [ ]Form 11-K [ ]Form 20-F [X]Form 10-Q and Form 10-QSB [ ]Form N-SAR

                  For Period Ended:  September 30, 2002
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                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                           For the Transition Period Ended:

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.




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If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

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                         Part I--Registrant Information

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         Full Name of Registrant: Evercom, Inc.



         Former Name if Applicable: Talton Holdings, Inc.

                            8201 Tristar Drive
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         Address of Principal Executive Office (Street and Number)

                           Irving, Texas 75063
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                            City, State and Zip Code

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                        Part II--Rules 12b-25(b) and (c)

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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K of Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

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                               Part III--Narrative

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     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant is in the process of exploring strategic and financial alternatives. These explorations include discussions with potential investors, the Registrant's investors and creditors, and potential strategic partners. Management of the Registrant believes that the outcome of this process is material to the disclosures contained in the Registrant's Quarterly Report on Form 10-Q.

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                           Part IV--Other Information

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     (1) Name and telephone number of person to contact in regard to this notification:

       Keith Kelson                     (972)               988-3737
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         (Name)                      (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [ ] Yes   [X] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  Evercom, Inc.
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                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2002               By:   /s/ Keith Kelson
                                     ----------------------------------------
                                            Keith Kelson,
                                            Chief Financial Officer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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IV.(2) Other Information

     The Registrant has yet to file its Annual Report on Form 10-K for the period ended December 31, 2001 and its Quarterly Reports on Form 10-Q for the periods ended March 31, 2002 and June 30, 2002.

IV.(3) Other Information

     The Registrant anticipates that it will report a loss for the quarter ended September 30, 2002, that is significantly larger than the loss reported for the same period in the previous fiscal year. Management of the Registrant believes that much of the increase in loss will be attributable to an increase in uncollectible accounts primarily attributable to the deterioration in the economy. Because the actual amount of such loss will not be determined until the filing of the Registrant's Quarterly Report on Form 10-Q, the actual amount of the loss will be specifically quantified upon the filing of the Registrant's Quarterly Report on Form 10-Q.